CF Finance Acquisition Corp. II

110 East 59th Street

New York, NY 10022

August 21, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C., 20549

Attention: Sergio Chinos

Re:	CF Finance Acquisition Corp. II
Registration Statement on Form S-1
Filed August 7, 2020, as amended
File No. 333-241727

Dear Mr. Chinos:

 Pursuant to Rule 461 under the Securities Act of 1933, as amended, CF Finance Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, August 25, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Howard W. Lutnick
Howard W. Lutnick
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller LLP